Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

O'Connor Fund of Funds: Long/Short Credit Strategies LLC

If you do not want to sell your limited liability company interests at this time please disregard this notice. This is simply notification of the Fund's tender offer.

December 17, 2013

Dear O'Connor Fund of Funds: Long/Short Credit Strategies LLC Investor:

We are writing to inform you of important dates related to the tender offer by O'Connor Fund of Funds: Long/Short Credit Strategies LLC (the "Fund").  If you are not interested in selling your limited liability company interests at this time, please disregard this notice and take no action.

The tender offer period will begin on December 17, 2013 and end on January 15, 2014, and any interests tendered to the Fund will be valued on March 31, 2014 for purposes of calculating the purchase price of such interests.  The purpose of the tender offer is to provide liquidity to investors who hold interests in the Fund.  Fund interests can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

Should you wish to sell any of your interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc. ("BNY"), either in the enclosed postage-paid envelope or by fax.  If you do not wish to sell any of your interests, simply disregard this notice.  No action is required if you do not wish to redeem at this time.

All requests to tender Fund interests must be received by BNY, either by mail or by fax, in good order, by January 15, 2014.  If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BNY by calling (877) 431-1973.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting BNY to confirm receipt.    If you fail to confirm receipt of your Letter of Transmittal with BNY, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or the Tender Offer Administrator at BNY, (877) 431-1973.

Effective as of January 1, 2014, the Fund will seek to achieve its investment objective by deploying its assets primarily among a select group of portfolio managers (the "Investment Managers") that may employ a wide range of fixed-income and derivative (and, to a lesser extent, equity) strategies to take advantage of market opportunities and pricing inefficiencies between the perceived value of a debt or equity obligation and its market value.  Please see Section 11 of the Offer to Purchase for additional information regarding the Investment Managers' investment strategies.

Sincerely,

O'Connor Fund of Funds: Long/Short Credit Strategies LLC